EXHIBIT 99.1

SNDL Inc.

Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2024

(Unaudited – expressed in thousands of Canadian dollars)

SNDL Inc.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited - expressed in thousands of Canadian dollars)

As at	Note	March 31, 2024	December 31, 2023

Assets
Current assets
Cash and cash equivalents		188,954	195,041
Restricted cash		20,122	19,891
Marketable securities		170	225
Accounts receivable		20,522	27,059
Biological assets	4	772	429
Inventory	5	134,786	129,060
Prepaid expenses and deposits		15,478	22,464
Investments	11	13,034	3,400
Assets held for sale	6	25,233	6,375
Net investment in subleases	9	2,818	2,970
		421,889	406,914
Non-current assets
Long-term deposits and receivables		7,344	4,837
Right of use assets	7	122,100	129,679
Property, plant and equipment	8	129,895	152,916
Net investment in subleases	9	17,287	18,396
Intangible assets	10	72,595	73,149
Investments	11	20,663	29,660
Equity-accounted investees	12	560,342	538,331
Goodwill		119,282	119,282
Total assets		1,471,397	1,473,164

Liabilities
Current liabilities
Accounts payable and accrued liabilities		61,360	68,210
Lease liabilities	14	32,975	30,537
Derivative warrants	13	5,700	4,400
		100,035	103,147
Non-current liabilities
Lease liabilities	14	128,816	136,492
Other liabilities		5,918	4,185
Total liabilities		234,769	243,824

Shareholders’ equity
Share capital	15(b)	2,377,163	2,375,950
Warrants	15(c)	667	2,260
Contributed surplus		75,233	73,014
Contingent consideration		2,279	2,279
Accumulated deficit		(1,263,405)	(1,260,851)
Accumulated other comprehensive income		29,451	19,417
Total shareholders’ equity		1,221,388	1,212,069
Non-controlling interest		15,240	17,271
Total liabilities and shareholders’ equity		1,471,397	1,473,164

Commitments (note 23)

Subsequent events (notes 11, 16(c) and 24)

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Unaudited - expressed in thousands of Canadian dollars, except per share amounts)

		Three months ended March 31
	Note	2024	2023
Net revenue	17	197,750	191,045
Cost of sales	5	147,350	158,504
Gross profit		50,400	32,541

Investment income (loss)	18	4,036	(958)
Share of profit of equity-accounted investees	12	9,148	9,516

General and administrative		44,695	48,573
Sales and marketing		2,598	3,386
Research and development		37	140
Depreciation and amortization	7,8,10	14,143	16,468
Share-based compensation	16	4,843	2,209
Restructuring (recovery) costs		(89)	1,536
Asset impairment	7,8	1,656	807
Loss on disposition of assets		78	184
Operating income (loss)		(4,377)	(32,204)

Other income (expenses)	19	(3,272)	(2,574)
Loss before income tax		(7,649)	(34,778)
Income tax recovery		2,997	—
Net loss from continuing operations		(4,652)	(34,778)
Net loss from discontinued operations		—	(1,365)
Net loss		(4,652)	(36,143)

Equity-accounted investees - share of other comprehensive income (loss)	12	10,034	(385)
Gain on translation of foreign operations		—	5
Comprehensive income (loss)		5,382	(36,523)

Net loss from continuing operations attributable to:
Owners of the Company		(2,554)	(34,203)
Non-controlling interest		(2,098)	(575)
		(4,652)	(34,778)
Net loss attributable to:
Owners of the Company		(2,554)	(35,568)
Non-controlling interest		(2,098)	(575)
		(4,652)	(36,143)
Comprehensive income (loss) attributable to:
Owners of the Company		7,480	(35,948)
Non-controlling interest		(2,098)	(575)
		5,382	(36,523)
Net loss per common share attributable to owners of the Company
Basic and diluted	20	$(0.01)	$(0.14)

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited - expressed in thousands of Canadian dollars)

	Note	Share capital	Warrants	Contributed surplus	Contingent consideration	Accumulated deficit	Accumulated other comprehensive income	Non-controlling interest	Total
Balance at December 31, 2023		2,375,950	2,260	73,014	2,279	(1,260,851)	19,417	17,271	1,229,340
Net loss		—	—	—	—	(2,554)	—	(2,098)	(4,652)
Other comprehensive income		—	—	—	—	—	10,034	—	10,034
Share issuances		164	—	—	—	—	—	—	164
Share issuances by subsidiaries		—	—	74	—	—	—	44	118
Warrants expired		—	(1,593)	753	—	—	—	—	(840)
Share-based compensation	16	—	—	2,441	—	—	—	—	2,441
Employee awards exercised		1,049	—	(1,049)	—	—	—	—	—
Distribution declared by subsidiaries		—	—	—	—	—	—	23	23
Balance at March 31, 2024		2,377,163	667	75,233	2,279	(1,263,405)	29,451	15,240	1,236,628

	Note	Share capital	Warrants	Contributed surplus	Contingent consideration	Accumulated deficit	Accumulated other comprehensive income	Non- controlling interest	Total equity
Balance at December 31, 2022		2,292,810	2,260	68,961	2,279	(1,091,999)	32,188	21,156	1,327,655
Net loss		—	—	—	—	(35,568)	—	(575)	(36,143)
Other comprehensive loss		—	—	—	—	—	(380)	—	(380)
Share repurchases		(5,344)	—	—	—	3,808	—	—	(1,536)
Share issuances by subsidiaries		—	—	(12)	—	—	—	4	(8)
Acquisition		83,953	—	—	—	—	—	—	83,953
Shares acquired and cancelled		(6,615)	—	—	—	—	—	—	(6,615)
Share-based compensation		—	—	2,282	—	—	—	—	2,282
Employee awards exercised		515	—	(515)	—	—	—	—	—
Distribution declared by subsidiaries		—	—	—	—	—	—	2	2
Balance at March 31, 2023		2,365,319	2,260	70,716	2,279	(1,123,759)	31,808	20,587	1,369,210

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - expressed in thousands of Canadian dollars)

		Three months ended March 31
	Note	2024	2023
Cash provided by (used in):
Operating activities
Net loss for the period		(4,652)	(36,143)
Adjustments for:
Income tax recovery		(2,997)	—
Interest and fee income	18	(4,091)	(4,211)
Change in fair value of biological assets		(232)	3,535
Share-based compensation	16	4,843	2,209
Depreciation and amortization	7,8,10	14,570	18,259
Loss on disposition of assets		78	184
Inventory impairment and obsolescence	5	1,913	9,177
Finance costs, net	19	1,625	5,173
Change in estimate of fair value of derivative warrants	13	1,300	(4,802)
Unrealized foreign exchange loss		104	48
Transaction costs		164	—
Asset impairment	7,8	1,656	807
Share of (profit) of equity-accounted investees	12	(9,148)	(9,516)
Realized loss on settlement of marketable securities	18	—	43,804
Unrealized (gain) loss on marketable securities	18	55	(38,635)
Proceeds from settlement of marketable securities		—	26
Interest received		3,172	3,703
Change in non-cash working capital		(5,059)	(42,562)
Net cash provided by (used in) operating activities from continuing operations		3,301	(48,944)
Net cash provided by operating activities from discontinued operations		—	147
Net cash provided by (used in) operating activities		3,301	(48,797)
Investing activities
Additions to property, plant and equipment	8	(2,410)	(1,394)
Additions to intangible assets	10	—	(17)
Changes to investments	11	133	(827)
Changes to equity-accounted investees	12	168	(7,546)
Proceeds from disposal of property, plant and equipment		(62)	82
Acquisitions, net of cash acquired		—	3,695
Change in non-cash working capital		495	(459)
Net cash used in investing activities from continuing operations		(1,676)	(6,466)
Net cash used in investing activities from discontinued operations		—	—
Net cash used in investing activities		(1,676)	(6,466)
Financing activities
Change in restricted cash		(231)	(42)
Payments on lease liabilities, net		(7,516)	(9,491)
Repurchase of common shares, net of costs		—	(1,536)
Change in non-cash working capital		35	(1)
Net cash used in financing activities from continuing operations		(7,712)	(11,070)
Net cash used in financing activities from discontinued operations		—	—
Net cash used in financing activities		(7,712)	(11,070)
Effect of exchange rate changes on cash held in foreign currency		—	—
Change in cash and cash equivalents		(6,087)	(66,333)
Cash and cash equivalents, beginning of period		195,041	279,586
Cash and cash equivalents, end of period		188,954	213,253

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2024

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

1.
Description of business

SNDL Inc. (“SNDL” or the “Company”) was incorporated under the Business Corporations Act (Alberta) on August 19, 2006. On July 25, 2022, the Company’s shareholders approved a special resolution amending the articles of SNDL to change the name of the Company from “Sundial Growers Inc.” to “SNDL Inc.”.

The Company’s head office is located at 300, 919 11th Avenue SW, Calgary, Alberta, Canada.

The principal activities of the Company are the retailing of wines, beers and spirits, the operation and support of corporate-owned and franchise retail cannabis stores in Canadian jurisdictions where the private sale of recreational cannabis is permitted, the manufacturing of cannabis products providing proprietary cannabis processing services, the production, distribution and sale of cannabis domestically and for export pursuant to the Cannabis Act (Canada) (the “Cannabis Act”), and the deployment of capital to investment opportunities. The Cannabis Act regulates the production, distribution, and possession of cannabis for both medical and adult recreational access in Canada. The Company also owns approximately 63% of Nova Cannabis Inc. (“Nova”), whose principal activities are the retail sale of cannabis.

SNDL and its subsidiaries operate solely in Canada. Through its joint venture, SunStream Bancorp Inc. (“SunStream”) (note 12), the Company provides growth capital that pursues indirect investment and financial services opportunities in the cannabis sector, as well as other investment opportunities. The Company also makes strategic portfolio investments in debt and equity securities.

The Company’s liquor retail operations are seasonal in nature. Accordingly, sales will vary by quarter based on consumer spending behaviour. The Company is able to adjust certain variable costs in response to seasonal revenue patterns; however, costs such as occupancy are fixed, causing the Company to report a higher level of earnings in the third and fourth quarters. This business seasonality results in quarterly performance that is not necessarily indicative of the year’s performance. The cannabis retail industry is a growing industry for which seasonality cannot be reliably predicted.

The Company’s common shares trade on the Nasdaq Capital Market under the ticker symbol “SNDL”.

2.
Basis of presentation

Statement of compliance

These condensed consolidated interim financial statements (“financial statements”) have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee. These financial statements were prepared using the same accounting policies and methods as those disclosed in the annual consolidated financial statements for the year ended December 31, 2023. These financial statements should be read in conjunction with the annual consolidated financial statements for the Company for the year ended December 31, 2023.

Certain prior period amounts have been reclassified to conform to current year presentation. Specifically, cost of sales, inventory impairment and obsolescence, change in fair value of biological assets and change in fair value realized through inventory have been combined as cost of sales. Interest and fee revenue and investment income (loss) have been combined as investment income (loss). Finance costs (income), change in fair value of derivative warrants, transaction costs and foreign exchange gain (loss) have been combined as other income (expenses).

These financial statements were approved and authorized for issue by the board of directors of the Company (the “Board”) on May 8, 2024.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2024

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

3.
Segment information

The Company’s reportable segments are organized by business line and are comprised of four reportable segments: liquor retail, cannabis retail, cannabis operations, and investments.

Liquor retail includes the sale of wines, beers and spirits through owned liquor stores. Cannabis retail includes the private sale of adult-use cannabis through owned and franchise retail cannabis stores. Cannabis operations include the cultivation, distribution and sale of cannabis for the adult-use and medical markets domestically and for export, and providing proprietary cannabis processing services, in addition to product development, manufacturing, and commercialization of cannabis consumer packaged goods. Investments include the deployment of capital to investment opportunities. Certain overhead expenses not directly attributable to any operating segment are reported as “Corporate”.

	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments (1)	Corporate	Total
As at March 31, 2024
Total assets	308,357	202,970	197,334	742,614	20,122	1,471,397
Three months ended March 31, 2024
Net revenue (2)	116,054	71,306	22,395	—	(12,005)	197,750
Gross profit	28,806	18,359	3,235	—	—	50,400
Operating income (loss)	2,180	(1,042)	891	13,079	(19,485)	(4,377)
Earnings (loss) before income tax	964	(1,848)	698	13,079	(20,542)	(7,649)
(1)
Total assets include cash and cash equivalents.
(2)
The Company has eliminated $12.0 million of cannabis operations revenue and equal cost of sales associated with sales to provincial boards that are expected to be subsequently repurchased by the Company’s licensed retailer subsidiaries for resale, at which point the full retail sales revenue will be recognized. The elimination was recorded in the Corporate segment.

	Liquor Retail	Cannabis Retail (1)	Cannabis Operations (2)	Investments (3)	Corporate	Total
As at December 31, 2023
Total assets	320,239	206,988	208,295	717,751	19,891	1,473,164
Three months ended March 31, 2023
Net revenue (4)	115,911	67,408	19,133	—	(11,407)	191,045
Gross profit	26,267	15,819	(9,545)	—	—	32,541
Operating income (loss)	(1,950)	(78)	(18,832)	8,737	(20,081)	(32,204)
Earnings (loss) before income tax	(2,963)	(744)	(19,120)	5,370	(17,321)	(34,778)
(1)
Cannabis retail includes the operations of Superette for the period February 8, 2023 to March 31, 2023.
(2)
Cannabis operations includes the operations of The Valens Company Inc. (“Valens”) for the period January 18, 2023 to March 31, 2023.
(3)
Total assets include cash and cash equivalents.
(4)
The Company has eliminated $11.4 million of cannabis operations revenue and equal cost of sales associated with sales to provincial boards that are expected to be subsequently repurchased by the Company’s licensed retailer subsidiaries for resale, at which point the full retail sales revenue will be recognized. The elimination was recorded in the Corporate segment.

Geographical disclosure

As at March 31, 2024, the Company had non-current assets related to investment credit operations in the United States of $560.3 million (December 31, 2023 – $538.3 million). For the three months ended March 31, 2024, share of profit of equity-accounted investees related to operations in the United States was a gain of $9.1 million (three months ended March 31, 2023 – gain of $9.5 million). All other non-current assets relate to operations in Canada and revenues from external customers relate to operations in Canada.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2024

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

4.
biological assets

The Company’s biological assets consist of cannabis plants in various stages of vegetation, including plants which have not been harvested. The change in carrying value of biological assets is as follows:

As at	March 31, 2024	December 31, 2023
Balance, beginning of year	429	3,477
Increase in biological assets due to capitalized costs	859	21,501
Net change in fair value of biological assets	232	(7,936)
Transferred to inventory upon harvest	(748)	(16,613)
Balance, end of period	772	429

Biological assets are valued in accordance with International Accounting Standard 41 – Agriculture and are presented at their fair value less costs to sell up to the point of harvest. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price less costs to produce and sell per gram.

The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The Company’s method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest.

The Company estimates the harvest yields for cannabis at various stages of growth. As at March 31, 2024, it is estimated that the Company’s biological assets will yield approximately 2,754 kilograms (December 31, 2023 – 2,230 kilograms) of dry cannabis when harvested. During the three months ended March 31, 2024, the Company harvested 1,145 kilograms of dry cannabis (three months ended March 31, 2023 – 6,029 kilograms).

5.
Inventory

As at	March 31, 2024	December 31, 2023
Retail liquor	88,053	83,923
Retail cannabis	19,633	19,516
Harvested cannabis
Raw materials, packaging and components	8,821	7,781
Extracted cannabis & hemp oils	13,474	11,989
Work-in-progress	1,557	995
Finished goods	3,248	4,856
	134,786	129,060

During the three months ended March 31, 2024, inventories of $145.9 million were recognized in cost of sales as an expense (three months ended March 31, 2023 – $146.7 million).

During the three months ended March 31, 2024, the Company recognized inventory write downs of $1.9 million (three months ended March 31, 2023 – $9.2 million).

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2024

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

6.
Assets held for sale

At March 31, 2024, assets held for sale were measured at their fair value less costs to sell and comprised of the following:

As at	March 31, 2024	December 31, 2023
Olds facility	18,607	—
Stellarton facility	6,375	6,375
Extraction equipment	251	—
	25,233	6,375

The Olds facility is located in Olds, Alberta, and its primary purpose was the cultivation of cannabis for the adult-use cannabis market. Management is committed to a plan to sell the Olds facility and the asset is available for immediate sale.

The Stellarton facility is located in Stellarton, Nova Scotia, and its primary purpose was the packaging and processing of value added and derivative products for the adult-use cannabis market. The Stellarton facility was acquired in the Zenabis acquisition.

7.
Right of use assets

Cost
Balance at December 31, 2023	199,032
Additions	581
Renewals, remeasurements and dispositions	1,330
Balance at March 31, 2024	200,943

Accumulated depreciation and impairment
Balance at December 31, 2023	69,353
Depreciation	7,893
Impairment	1,597
Balance at March 31, 2024	78,843

Net book value
Balance at December 31, 2023	129,679
Balance at March 31, 2024	122,100

As at March 31, 2024, the Company recorded impairment losses of right of use assets of $1.6 million (March 31, 2023 – nil) with $1.8 million in the cannabis retail reporting segment and an impairment reversal of $0.2 million in the liquor retail reporting segment. Refer to note 8 for the significant assumptions applied in the impairment test.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2024

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

8.
Property, plant and equipment

	Land	Production facilities	Leasehold improvements	Equipment	Construction in progress	Total
Cost
Balance at December 31, 2023	20,953	179,156	76,899	99,164	8,674	384,846
Additions	—	—	(171)	2,324	—	2,153
Reclass to assets held for sale	(11,834)	(148,590)	—	(411)	—	(160,835)
Dispositions	—	—	—	(616)	(90)	(706)
Balance at March 31, 2024	9,119	30,566	76,728	100,461	8,584	225,458

Accumulated depreciation and impairment
Balance at December 31, 2023	—	145,420	28,448	52,241	5,821	231,930
Depreciation	—	318	2,958	2,875	—	6,151
Impairment	—	—	559	(500)	—	59
Reclass to assets held for sale	—	(141,811)	—	(166)	—	(141,977)
Dispositions	—	—	—	(600)	—	(600)
Balance at March 31, 2024	—	3,927	31,965	53,850	5,821	95,563

Net book value
Balance at December 31, 2023	20,953	33,736	48,451	46,923	2,853	152,916
Balance at March 31, 2024	9,119	26,639	44,763	46,611	2,763	129,895

During the three months ended March 31, 2024, depreciation expense of $0.4 million was capitalized to biological assets and inventory (three months ended March 31, 2023 – $1.8 million).

During the three months ended March 31, 2024, the Company determined that indicators of impairment existed relating to certain cannabis retail stores due to underperforming store level operating results as well as indicators of impairment reversal relating to certain previously impaired liquor retail stores now overperforming store level operating results. For impairment testing of retail property, plant and equipment and right of use assets, the Company determined that a cash generating unit (“CGU”) was defined as each individual retail store. The Company completed impairment tests for each CGU determined to have an indicator of potential impairment or impairment reversal using a discounted cash flow model. The recoverable amounts for each CGU were based on the higher of its estimated value in use and fair value less costs of disposal using Level 3 inputs. The significant assumptions applied in the impairment test are described below:

•
Cash flows: Projected future sales and earnings for cash flows are based on actual operating results and operating budgets. Management determined forecasted growth rates of sales based on past performance, expectations of future performance for each location and industry averages. Expenditures were based upon a combination of historical percentages of revenue, sales growth rates, forecasted inflation rates and contractual lease payments. The duration of the cash flow projections for individual CGUs varies based on the remaining lease term of the CGU.
•
Discount rate: A pre-tax discount rate range of 12.0% – 13.8% was estimated and is based on market assessments of the time value of money and CGU specific risks. To determine a pre-tax discount rate, a weighted average cost of capital was used as a reference point which is based on market capital structure of debt, risk-free rate, equity risk premium, beta adjustment to the equity risk premium based on a review of betas of comparable publicly traded companies, the Company’s historical data, an unsystematic risk premium and after-tax cost of debt based on corporate bond yields.

As at March 31, 2024, the Company recorded impairment losses of property, plant and equipment of $0.77 million (March 31, 2023 – nil) in the cannabis retail reporting segment and an impairment reversal of $0.76 million (March 31, 2023 – nil) in the liquor retail reporting segment. The Company also recorded impairment losses and impairment reversals of right of use assets (note 7).

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2024

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

9.
Net investment in subleases

	March 31, 2024	December 31, 2023
Balance, beginning of year	21,366	23,319
Additions	—	832
Finance income	196	857
Rents recovered (payments made directly to landlords)	(896)	(4,004)
Dispositions and remeasurements	(561)	362
Balance, end of period	20,105	21,366

Current portion	2,818	2,970
Long-term	17,287	18,396

Net investment in subleases represent leased retail stores that have been subleased to certain franchise partners. These subleases are classified as a finance lease as the sublease terms are for the remaining term of the head lease.

10.
Intangible assets

	Brands and trademarks	Franchise agreements	Software	Retail Licenses	Total
Cost
Balance at December 31, 2023	81,900	10,000	5,556	750	98,206
Additions	—	—	(28)	—	(28)
Balance at March 31, 2024	81,900	10,000	5,528	750	98,178

Accumulated amortization and impairment
Balance at December 31, 2023	20,447	3,061	1,549	—	25,057
Amortization	43	312	171	—	526
Balance at March 31, 2024	20,490	3,373	1,720	—	25,583

Net book value
Balance at December 31, 2023	61,453	6,939	4,007	750	73,149
Balance at March 31, 2024	61,410	6,627	3,808	750	72,595

11.
Investments

As at	March 31, 2024	December 31, 2023
Investments at amortized cost	24,242	24,405
Investments at fair value through profit and loss ("FVTPL")	9,455	8,655
	33,697	33,060

Current portion	13,034	3,400
Long-term	20,663	29,660

Investments at amortized cost

On April 1, 2024, the Company and Indiva Limited (“Indiva”) entered into an amendment to the Second Amended and Restated Promissory Note dated August 28, 2023, whereby Indiva repaid $2.0 million of principal and certain financial and reporting conditions were amended.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2024

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

Investments at fair value through profit and loss

On March 7, 2024, the Company provided notice to Delta-9 Cannabis Inc. regarding non-compliance with certain covenants and conditions related to the Second Waiver that had been granted on September 9, 2022. A further waiver with respect to the current non-compliance has not been granted.

12.
Equity-accounted investees

As at	March 31, 2024	December 31, 2023
Interest in joint venture	560,342	538,331

SunStream is a joint venture in which the Company has a 50% ownership interest. SunStream is a private company, incorporated under the Business Corporations Act (Alberta), which provides growth capital that pursues indirect investment and financial services opportunities in the cannabis sector, as well as other investment opportunities.

SunStream is structured as a separate vehicle and the Company has a residual interest in the net assets of SunStream. Accordingly, the Company has classified its interest in SunStream as a joint venture, which is accounted for using the equity-method.

The current investment portfolio of SunStream is comprised of secured debt, hybrid debt and derivative instruments with United States based cannabis businesses. These investments are recorded at fair value each reporting period with any changes in fair value recorded through profit or loss. SunStream actively monitors these investments for changes in credit risk, market risk and other risks specific to each investment.

The following table summarizes the carrying amount of the Company’s interest in the joint venture:

Carrying amount
Balance at December 31, 2023	538,331
Capital contributions (refunds)	(168)
Share of net earnings	9,148
Share of other comprehensive income (loss) (taxes at 23%)	13,031
Balance at March 31, 2024	560,342

SunStream is a related party due to it being classified as a joint venture of the Company. Capital contributions to the joint venture and distributions received from the joint venture are classified as related party transactions.

The following table summarizes the financial information of SunStream:

As at	March 31, 2024	December 31, 2023
Current assets (including cash and cash equivalents - 2024: $1.3 million, 2023: $0.3 million)	2,212	2,675
Non-current assets	553,252	532,740
Current liabilities	(360)	(1,096)
Net assets (liabilities) (100%)	555,104	534,319

Three months ended March 31	2024	2023
Revenue	11,095	11,329
Profit from operations	9,334	9,691
Other comprehensive income (loss)	13,031	(385)
Total comprehensive income	22,359	9,332

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2024

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

13.
Derivative warrants

	March 31, 2024	December 31, 2023
Balance, beginning of year	4,400	11,002
Change in fair value recognized in profit or loss	1,300	(6,602)
Balance, end of period	5,700	4,400

During the three months ended March 31, 2024, the 50,000 remaining unsecured convertible note warrants expired. The unsecured convertible notes warrants were issued in 2020 as part of the Company’s debt restructuring transactions. A total of 1.45 million derivative warrants were issued in such transactions, of which 1.4 million were exercised during the year ended December 31, 2020.

The following table summarizes outstanding derivative warrants as at March 31, 2024:

	Exercise price (US$)	Number of warrants	Weighted average contractual life
2020 Series A Warrants (1)	1.77	50,000	1.4
New Warrants	2.29	9,833,333	0.4
		9,883,333	0.4
(1)
The conversion or exercise price, as applicable, is subject to full ratchet antidilution protection upon any subsequent transaction at a price lower than the price then in effect and standard adjustments in the event of any share split, share dividend, share combination, recapitalization or other similar transaction. If the Company issues, sells or enters into any agreement to issue or sell, any variable rate securities, the investors have the additional right to substitute the variable price (or formula) of such securities for the conversion or exercise price, as applicable.
14.
Lease Liabilities

	March 31, 2024	December 31, 2023
Balance, beginning of year	167,029	169,831
Acquisitions	—	4,336
Additions	581	4,362
Lease payments	(8,412)	(45,017)
Renewals, remeasurements and dispositions	639	25,505
Tenant inducement allowances received	—	91
Accretion expense	1,954	7,921
Balance, end of period	161,791	167,029

Current portion	32,975	30,537
Long-term	128,816	136,492

The following table presents the contractual undiscounted cash flows, excluding periods covered by lessee lease extension options that have been included in the determination of the lease term, related to the Company’s lease liabilities as at March 31, 2024:

March 31, 2024
Less than one year	41,480
One to three years	68,735
Three to five years	48,565
Thereafter	32,274
Minimum lease payments	191,054

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2024

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

15.
Share capital and warrants
A)
Authorized

The authorized capital of the Company consists of an unlimited number of voting common shares and preferred shares with no par value.

B)
Issued and outstanding

		March 31, 2024		December 31, 2023
	Note	Number of Shares	Carrying Amount	Number of Shares	Carrying Amount
Balance, beginning of year		262,775,853	2,375,950	235,194,236	2,292,810
Share issuances		96,399	164	931,740	1,900
Share repurchases		—	—	(546,700)	(5,344)
Acquisitions		—	—	27,605,782	83,953
Shares acquired and cancelled		—	—	(2,261,778)	(6,879)
Employee awards exercised		318,423	1,049	1,852,573	9,510
Balance, end of period		263,190,675	2,377,163	262,775,853	2,375,950

During the three months ended March 31, 2024, the Company issued 0.1 million common shares related to the acquisition of certain franchise stores in Ontario.

C)
COMMON SHARE PURCHASE WARRANTS

	Number of Warrants	Carrying Amount
Balance at December 31, 2023	308,612	2,260
Warrants expired	(190,212)	(1,593)
Balance at March 31, 2024	118,400	667

During the three months ended March 31, 2024, the warrants acquired as part of the Inner Spirit Holdings Ltd. acquisition expired.

The following table summarizes outstanding warrants as at March 31, 2024:

	Warrants outstanding and exercisable
Issued in relation to	Weighted average exercise price	Number of warrants	Weighted average contractual remaining life (years)
Financial services	45.98	54,400	5.3
Sun 8	9.40	64,000	1.8
	$26.21	118,400	3.4

16.
Share-based compensation

The Company has a number of share-based compensation plans which include simple and performance warrants, stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”). Subsequent to the Company’s initial public offering, the Company established the stock option, RSU and DSU plans to replace the granting of simple warrants and performance warrants.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2024

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The components of share-based compensation expense are as follows:

	Three months ended March 31
	2024	2023
Equity-settled expense
Simple warrants (A)	—	(337)
Stock options (B)	—	(5)
Restricted share units (1) (C)	2,441	2,624
Cash-settled expense
Deferred share units (1)(2) (D)	2,402	(73)
	4,843	2,209
(1)
For the three months ended March 31, 2024, the Company recognized share-based compensation expense under Nova’s RSU plan of $6 (2023 — $14) and share-based compensation expense under Nova’s DSU plan of $642 (2023 — recovery of $25).
(2)
Cash-settled DSUs are accounted for as a liability and are measured at fair value based on the market value of the Company’s common shares at each period end. Fluctuations in the fair value are recognized during the period in which they occur.

Equity-settled plans

A)
Simple and performance warrants

The Company issued simple warrants and performance warrants to employees, directors and others at the discretion of the Board. Simple and performance warrants granted generally vest annually over a three-year period, simple warrants expire five years after the grant date and performance warrants expire five years after vesting criteria met.

The following table summarizes changes in the simple and performance warrants during the three months ended March 31, 2024:

	Simple warrants outstanding	Weighted average exercise price	Performance warrants outstanding	Weighted average exercise price
Balance at December 31, 2023	66,700	$39.77	54,400	$38.62
Expired	(3,840)	6.25	—	0.00
Balance at March 31, 2024	62,860	$41.81	54,400	$38.62

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2024

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes outstanding simple and performance warrants as at March 31, 2024:

	Warrants outstanding			Warrants exercisable
Range of exercise prices	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)
Simple warrants
$6.25 - $9.38	32,460	7.79	0.70	32,460	7.79	0.70
$29.69 - $45.31	7,200	34.90	1.57	7,200	34.90	1.57
$62.50 - $93.75	17,280	64.81	2.64	17,280	64.81	2.64
$125.00 - $312.50	5,920	169.62	3.19	5,920	169.62	3.19
	62,860	$41.81	1.57	62,860	$41.81	1.57
Performance warrants
$6.25 - $9.38	19,200	6.25	0.94	19,200	6.25	0.94
$29.69 - $45.31	23,200	32.60	1.02	23,200	32.60	1.02
$62.50 - $93.75	9,334	77.68	n/a	1,334	93.75	1.92
$125.00 - $218.75	2,666	187.50	n/a	—	—	n/a
	54,400	$38.62	n/a	43,734	$22.90	1.01
B)
Stock options

The Company issues stock options to employees and others at the discretion of the Board. Stock options granted generally vest annually in thirds over a three-year period and generally expire ten years after the grant date.

The following table summarizes changes in stock options during the three months ended March 31, 2024:

	Stock options outstanding	Weighted average exercise price
Balance at December 31, 2023	853,705	$17.92
Forfeited	(82,389)	17.16
Balance at March 31, 2024	771,316	$18.00

The following table summarizes outstanding stock options as at March 31, 2024:

	Stock options outstanding		Stock options exercisable
Exercise prices	Number of options	Weighted average contractual life (years)	Number of options	Weighted average contractual life (years)
$11.50	10,000	6.16	10,000	6.16
$11.90	8,160	6.24	8,160	6.24
$31.50	3,000	4.48	2,700	4.40
$11.79 - $38.88 (Legacy Valens)	750,156	2.08	750,156	2.08
	771,316	2.19	771,016	2.19
C)
Restricted share units

RSUs are granted to employees and the vesting requirements and maximum term are at the discretion of the Board. RSUs are exchangeable for an equal number of common shares.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2024

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes changes in RSUs during the three months ended March 31, 2024:

RSUs outstanding
Balance at December 31, 2023	8,629,716
Forfeited	(53,449)
Exercised	(318,423)
Balance at March 31, 2024	8,257,844

At March 31, 2024, no RSUs were vested or exercisable. Subsequent to March 31, 2024, the Company granted 5.4 million RSUs to employees as part of its long-term incentive program.

Cash-settled plans

D)
Deferred share units

DSUs are granted to directors and generally vest in equal instalments over one year. DSUs are settled by making a cash payment to the holder equal to the fair value of the Company’s common shares calculated at the date of such payment.

As at March 31, 2024, the Company recognized a liability of $5.7 million relating to the fair value of cash-settled DSUs (December 31, 2023 – $3.9 million). The liability is included as a non-current liability within other liabilities.

The following table summarizes changes in DSUs during the three months ended March 31, 2024:

DSUs outstanding
Balance at December 31, 2023	2,398,333
Granted	208,323
Balance at March 31, 2024	2,606,656

At March 31, 2024, 1.3 million DSUs were vested but none were exercisable. At December 31, 2023, 1.5 million DSUs were vested but none were exercisable. DSUs can only be exercised once a director ceases to be on the board.

17.
NET revenue

Liquor retail revenue is derived from the sale of wines, beers and spirits to customers and proprietary licensing. Cannabis retail revenue is derived from retail cannabis sales to customers, franchise revenue consisting of royalty and franchise fee revenue, and other revenue consisting of millwork, supply and accessories revenue and proprietary licensing. Cannabis operations revenue is derived from contracts with customers and is comprised of sales to provincial boards that sell cannabis through their respective distribution models, sales to licensed producers for further processing, provision of proprietary cannabis processing services, product development, manufacturing and commercialization of cannabis consumer products and sales to medical customers.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2024

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

	Three months ended March 31
	2024	2023
Liquor retail revenue
Retail	115,804	115,911
Other	250	—
Liquor retail revenue	116,054	115,911
Cannabis retail revenue
Retail	66,352	64,100
Franchise	1,452	1,767
Other	3,502	1,541
Cannabis retail revenue	71,306	67,408
Cannabis operations revenue
Provincial boards	12,748	14,722
Medical	—	21
Wholesale	7,526	3,149
Analytical testing	324	281
Cannabis operations revenue	20,598	18,173
Gross revenue	207,958	201,492
Excise taxes	10,208	10,447
Net revenue	197,750	191,045

18.
Investment income (LOSS)

	Three months ended March 31
	2024	2023
Interest income from investments at amortized cost	881	1,006
Interest and fee income from investments at FVTPL	1,050	624
Interest income from cash	2,160	2,581
Gains (losses) on marketable securities	(55)	(5,169)
	4,036	(958)

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2024

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

19.
Other income (expenses)

	Three months ended March 31
	2024	2023
Finance costs (income)
Accretion on lease liabilities	1,954	1,946
Change in fair value of investments at FVTPL	—	3,368
Financial guarantee liability recovery	(27)	(139)
Other finance (recoveries) costs	(106)	218
Interest income	(196)	(220)
Total finance costs	1,625	5,173
Change in fair value of derivative warrants (note 13)	1,300	(4,802)
Transaction costs	138	2,040
Foreign exchange loss	209	163
	3,272	2,574

20.
Loss per share

	Three months ended March 31
	2024	2023
Weighted average shares outstanding (000s)
Basic and diluted (1)	262,968	255,556
Continuing operations
Net loss attributable to owners of the Company	(2,554)	(34,203)
Per share - basic and diluted	$(0.01)	$(0.13)
Discontinued operations
Net loss attributable to owners of the Company	—	(1,365)
Per share - basic and diluted	$—	$(0.01)
Net loss attributable to owners of the Company	(2,554)	(35,568)
Per share - basic and diluted	$(0.01)	$(0.14)
(1)
For the three months ended March 31, 2024, there were 0.1 million equity classified warrants, 9.9 million derivative warrants, 0.1 million simple warrants, 0.1 million performance warrants, 0.8 million stock options and 8.3 million RSUs that were excluded from the calculation as the impact was anti-dilutive (three months ended March 31, 2023– 0.3 million equity classified warrants, 9.9 million derivative warrants, 0.3 million simple warrants, 0.1 million performance warrants, 0.04 million stock options and 2.4 million RSUs).
21.
Financial instruments

The financial instruments recognized on the consolidated statement of financial position are comprised of cash and cash equivalents, restricted cash, marketable securities, accounts receivable, investments at amortized cost, investments at FVTPL, accounts payable and accrued liabilities and derivative warrants.

Fair value

The carrying value of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate their fair value due to the short-term nature of the instruments. The carrying value of investments at amortized cost approximate their fair value as the fixed interest rates approximate market rates for comparable transactions.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2024

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

Fair value measurements of marketable securities, investments at FVTPL and derivative warrants are as follows:

		Fair value measurements using
March 31, 2024	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial assets
Marketable securities	170	170	—	—
Investments at FVTPL	9,455	—	—	9,455
Financial liabilities
Derivative warrants (1)	5,700	—	—	5,700

		Fair value measurements using
December 31, 2023	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial assets
Marketable securities	225	225	—	—
Investments at FVTPL	8,655	—	—	8,655
Financial liabilities
Derivative warrants (1)	4,400	—	—	4,400
(1)
The carrying amount is an estimate of the fair value of the derivative warrants and is presented as a current liability. The Company has no cash obligation with respect to the derivative warrants, rather it will deliver common shares if and when warrants are exercised.

At March 31, 2024, a 10% change in the material assumptions would change the estimated fair value of derivative warrant liabilities by approximately $0.7 million.

There were no transfers between Levels 1, 2 and 3 inputs during the period.

22.
RELATED PARTIES

The Company entered into the following related party transactions during the periods noted, in addition to those disclosed in note 12 relating to the Company’s joint venture.

A member of key management personnel jointly controls a company that owns property leased to SNDL for one of its retail liquor stores. The lease term is from November 1, 2017 to October 31, 2027 and includes extension terms from November 1, 2027 to October 31, 2032 and November 1, 2032 to October 31, 2037. Monthly rent for the location includes base rent, common area costs and sign rent. The rent amounts are subject to increases in accordance with the executed lease agreement. For the three months ended March 31, 2024, the Company paid $41.7 thousand in total rent with respect to this lease (three months ended March 31, 2023 — $41.7 thousand).

23.
Commitments and contingencies

The following table summarizes contractual commitments at March 31, 2024:

	Less than one year	One to three years	Three to five years	Thereafter	Total
Accounts payable and accrued liabilities	61,360	—	—	—	61,360
Financial guarantee liability	—	241	—	—	241
Balance, end of year	61,360	241	—	—	61,601

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2024

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

A)
Commitments

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash. Under these agreements, the Company has accrued financial penalties payable as at March 31, 2024 of $2.5 million (December 31, 2023 – $2.5 million). The corresponding expenses were recognized during the years ended December 31, 2019 ($1.5 million) and December 31, 2021 ($1.0 million).

B)
Contingencies

From time to time, the Company and its subsidiaries are or may become involved in various legal claims and actions which arise in the ordinary course of their business and operations. While the outcome of any such claim or action is inherently uncertain, after consulting with counsel, the Company believes that the losses that may result, if any, will not be material to the financial statements.

24.
Subsequent events

On March 28, 2023, the Company announced that it entered into an agreement with Lightbox Enterprises Ltd. (“Lightbox”) pursuant to which, in connection with Lightbox’s proceedings under the Companies’ Creditors Arrangement Act (Canada), the Company (or its designee) will acquire the assets comprising four cannabis retail stores operating under the Dutch Love cannabis retail banner (the “Dutch Love Stores”) for total consideration value of $7.8 million. The purchase price is to be satisfied by (i) certain cash payments, (ii) the cancellation of debt owing by Lightbox to the Company, and (iii) the issuance of SNDL common shares.

On April 1, 2024, the Company announced that it had agreed to assign its rights to own or operate the Dutch Love Stores to Nova (the “Assignment”). Pursuant to the Assignment, Nova shall issue to the Company $8.18 million of Nova shares based on the 20-day volume-weighted average price of the Nova shares on March 28, 2024. The Company owns approximately 63% of Nova prior to the closing of the Assignment and will own approximately 66% after the closing of the Assignment.

The closing of the acquisition is subject to customary closing conditions, including the receipt of requisite regulatory approvals, and the closing is expected to occur (in whole or in part) in May of 2024.